# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REGEN BIOPHARMA, INC., CIK 0001589150
CUSIP: 75886M300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4700 Spring Street, Suite 304, La Mesa, California (CA), 91942
Date of event which requires filing of this statement: 09/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001963064

## Reporting persons
- Quick Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); sole voting power 3,320,000; shared voting power 0; sole dispositive power 3,320,000; shared dispositive power 0; aggregate amount beneficially owned 9.9 (9.9% of the class)
  Comment: LLC

## Item 1. Issuer
Name of issuer: REGEN BIOPHARMA, INC.
Address of issuer's principal executive offices: 4700 Spring Street Suite 304 La Mesa, CA 91942

## Item 2. Person Filing
Name of person filing: Quick Capital, LLC
Address of principal business office or, if none, residence:
66 West Flagler Street 900- #2292
Miami, FL 33130
Citizenship: Wyoming

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,320,000 shares of Common Stock.
Percent of class: 9.9% of the outstanding shares.
Sole power to vote or to direct the vote: 3,320,000 shares of Common Stock.
Shared power to vote or to direct the vote: none
Sole power to dispose or to direct the disposition: 3,320,000 shares of Common Stock.
Shared power to dispose or to direct the disposition: none

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Quick Capital, LLC: /s/ Eilon Natan, Eilon Natan/Managing Member (09/12/2025)